SingTel

06016465

RECEIVED
2006 SEP -5 A 10:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

18 August 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 7 August 2006 to 11 August 2006.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant Company Secretary

PROCESSED
SEP 06 2006
THOMSON FINANCIAL

Encs

9/5

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	11-Aug-2006 17:06:58
Announcement No.	00044

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	11-08-2006
2.	Name of Director *	Lee Hsien Yang

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	11-08-2006
2.	Name of Registered Holder	Lee Hsien Yang
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Gift to the Caldecott Trust for purpose of personal estate planning

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	4,541,899
As a percentage of issued share capital	0.0272 %
No. of Shares which are subject of this notice	4,041,899
As a percentage of issued share capital	0.0242 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0
No. of Shares held after the change	500,000
As a percentage of issued share capital	0.0030 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. *Holdings of Director , including direct and deemed interest :*

	Direct	Deemed
No. of shares held before the change	4,541,899	16,396,256
As a percentage of issued share capital	0.0272 %	0.0981 %
No. of shares held after the change	500,000	16,396,256
As a percentage of issued share capital	0.0030 %	0.0981 %

Footnotes

Note: The deemed interest of 16,396,256 ordinary shares includes:
(i) 11,321,054 ordinary shares held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 1,430 ordinary shares held by Lim Suet Fern, spouse of Lee Hsien Yang; and
(iii) an aggregate of up to 5,073,772 ordinary shares in SingTel awarded to Lee Hsien Yang pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Attachments:

Total size = **0**
(2048K size limit recommended)

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From: Lim Li Ching
Sent: Friday, August 11, 2006 5:07 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, August 11, 2006 5:06:58 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your nouncement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00044
Submission Date & Time :: 11-Aug-2006 17:06:10
Broadcast Date & Time :: 11-Aug-2006 17:06:58
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lee Hsien Yang
Date of last notice	27 July 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	11 August 2006
No. of securities held prior to change	4,541,899 ordinary shares 2,000,000 options 1,430 ordinary shares – held by Lim Suet Fern, spouse of Lee Hsien Yang 11,321,054 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan.
Class	Ordinary
Number acquired	

+ See chapter 19 for defined terms.

E :FORMS/ASX/APP3Y-BG(110806)

Number disposed	4,041,899 ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	500,000 ordinary shares 2,000,000 options 1,430 ordinary shares – held by Lim Suet Fern, spouse of Lee Hsien Yang 11,321,054 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Gift to the Caldecott Trust for purpose of personal estate planning

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	

+ See chapter 19 for defined terms.

Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Lee Hsien Yang has been awarded up to 5,073,772 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/08/2006

TIME: 19:11:48

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Friday, August 11, 2006 5:12 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 360881.pdf

360881.pdf (35 KB)

ASX confirms the release to the market of Doc ID: 360881 as follows:
Release Time: 11-Aug-2006 19:11:40
ASX Code: SGT
File Name: 360881.pdf
Your Announcement Title: Appendix 3Y

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	10-Aug-2006 18:29:57
Announcement No.	00134

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Capital Reduction and Cash Distribution
Description	Attached is an announcement made by Singapore Telecommunications Limited relating to, inter alia, court confirmation of the capital reduction and notice of books closure.
Attachments:	346-sgx.pdf Total size = **54K** (2048K size limit recommended)

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From: Lim Li Ching
Sent: Thursday, August 10, 2006 6:53 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, August 10, 2006 6:29:57 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00134
Submission Date & Time :: 10-Aug-2006 18:28:47
Broadcast Date & Time :: 10-Aug-2006 18:29:57
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/08/2006

TIME: 08:30:05

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Capital Reduction & Cash Distribution

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Friday, August 11, 2006 6:30 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 360596.pdf

360596.pdf (54 KB)

ASX confirms the release to the market of Doc ID: 360596 as follows:
Release Time: 11-Aug-2006 08:29:55
ASX Code: SGT
File Name: 360596.pdf
Your Announcement Title: Capital Reduction and Cash Distribution

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	08-Aug-2006 17:13:14
Announcement No.	00031

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	C2C Pte Ltd
Description	
Attachments:	345-sgx.pdf Total size = **12K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
COMPANY REGISTRATION NUMBER: 199201624D

C2C PTE LTD

Singapore Telecommunications Limited ("SingTel") wishes to announce that it has been informed that the receivers and managers over all the shares in C2C Pte Ltd ("C2C"), who had entered into a conditional sale and purchase agreement for the sale of all the shares in C2C to a company controlled by the majority secured creditors of C2C, have today completed the sale of the C2C shares. No other details concerning the sale have been provided to SingTel.

Following completion of the sale, SingTel no longer has any equity interest in C2C. SingTel ceased consolidation of C2C's financial statements from 1 January 2006, following the loss of control of C2C.

SingTel will work with its customers and partners to ensure that their network services on the C2C cable network will not be affected by this development.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated: 8 August 2006

E:ANN/2006/ANN-345/PP/fyy

Foo Yen Yen

From: Lim Li Ching
Sent: Tuesday, August 08, 2006 5:22 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, August 08, 2006 5:13:14 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00031
Submission Date & Time :: 08-Aug-2006 17:12:34
Broadcast Date & Time :: 08-Aug-2006 17:13:14
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/08/2006

TIME: 19:21:26

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

C2C Pte Ltd

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Tuesday, August 08, 2006 5:22 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 359877.pdf

359877.pdf (12 KB)

ASX confirms the release to the market of Doc ID: 359877 as follows:
Release Time: 08-Aug-2006 19:21:24
ASX Code: SGT
File Name: 359877.pdf
Your Announcement Title: C2C Pte Ltd

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT

CAPITAL REDUCTION AND CASH DISTRIBUTION

1. CONFIRMATION OF THE CAPITAL REDUCTION

1.1 **Confirmation.** The Board of Directors of Singapore Telecommunications Limited ("**SingTel**" or the "**Company**") is pleased to announce that the Capital Reduction was approved by the High Court of Singapore today. The Capital Reduction will become effective when a copy of the Order of Court approving the Capital Reduction has been lodged with the Registrar of Companies and Businesses of Singapore for registration, together with the other documents prescribed under the Companies Act, Chapter 50 of Singapore. The Company intends to lodge the said Order of Court on 1 September 2006.

1.2 **Definitions.** Unless otherwise defined, terms used in this Announcement shall have the same meanings as defined in the Circular to Shareholders and CUFS Holders dated 28 June 2006 (the "**Circular**").

2. NOTICE OF BOOKS CLOSURE
(for Shares quoted on the Singapore Exchange Securities Trading Limited)

Notice is hereby given that the Transfer Book and Register of Members of the Company will be closed from 5.00 p.m. on 1 September 2006 (the "**Books Closure Date**") up to and including 4 September 2006 for the purpose of determining (a) the number of Shares to be cancelled pursuant to the Capital Reduction and (b) the entitlements of Shareholders to the Cash Distribution. Duly completed and registrable transfers of Shares received by the Company's Registrar, M&C Services Private Limited of 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906 up to 5.00 p.m. on 1 September 2006 will be registered to determine Relevant Shareholders' entitlements under the Capital Reduction and the Cash Distribution.

NOTICE OF RECORD DATE
(for Shares quoted on the Australian Stock Exchange Limited issued in the form of CHESS Units of Foreign Securities ("CUFS"))

Notice is hereby given that the Record Date (the "**Record Date**") for the purpose of determining (a) the number of Shares attributable to the CUFS to be cancelled pursuant to the Capital Reduction and (b) the entitlements of CUFS Holders to the Cash Distribution is 1

September 2006. CUFS Holders as at the Record Date will be entitled to participate in the Capital Reduction and the Cash Distribution.

3. ADMINISTRATIVE PROCEDURES

3.1 **Books Closure Date.** The following Relevant Shareholders will be entitled to receive a Cash Distribution of S$2.74 for each Share cancelled (or, in the case of CUFS Holders, the Australian Dollar equivalent of S$2.74 based on the average of the quoted exchange rates between the Australian Dollar and the Singapore Dollar as selected by any Director of the Company prevailing over the five Market Days immediately preceding the Books Closure Date for each CUFS cancelled), based on the Shares held as at the Books Closure Date or CUFS held as at the Record Date, as the case may be:

(a) Relevant Shareholders who are registered in the Register of Members of the Company and Depositors (other than CPF and CDN) whose Securities Accounts are credited with Shares as at the Books Closure Date;

(b) Relevant Shareholders who are holders of Group A Shares and/or ST-2 Shares, whose Group A Shares and/or ST-2 Shares are held on their behalf by CPF, as at the Books Closure Date; and

(c) Relevant Shareholders who are CUFS Holders as at the Record Date.

The number of Shares which will be cancelled pursuant to the Capital Reduction will be based on the Reduction Ratio as described in the Circular, subject to Rounding-Up as described in the Circular. Relevant Shareholders who hold or own less than 20 Shares as at the Books Closure Date or the Record Date, as the case may be, will not be subject to, and their Shares will not be cancelled pursuant to, the Capital Reduction.

The Relevant Shareholders described above will be considered for purposes of the Capital Reduction on the basis of the number of Shares registered in their names or standing to the credit of their Securities Accounts, the number of Group A Shares and/or ST-2 Shares held on their behalf by CPF as at the Books Closure Date or, as the case may be, the number of CUFS held as at the Record Date.

3.2 **Conversion, Transfer, Deposit and Withdrawal Procedures.** To facilitate the Capital Reduction and the determination of the Relevant Shareholders and their holdings of Shares or CUFS as at the Books Closure Date or Record Date, as the case may be, the following procedures will be adopted in connection with the conversion, transfer, deposit or withdrawal of Shares or CUFS.

(a) ***Conversion or Transfer of Scripless Shares to CUFS/Conversion or Transfer of CUFS to Scripless Shares***

Relevant Shareholders who hold scripless Shares and who wish to convert or transfer their scripless Shares to CUFS (or to CUFS traded on the ASX-SGX-ST Link and designated in Singapore as SingTelAus ("**SingTelAus**")) to be held on their behalf by CDN prior to the Record Date must submit the relevant duly executed transfer forms (and, if applicable, conversion notices) **by 25 August 2006** in order for the CDN

Account to be credited with the relevant CUFS (and, if applicable, their Securities Accounts to be credited with the relevant SingTelAus) prior to the Record Date. CDP will not accept any conversion or transfer in respect of such scripless Shares from 28 August 2006 to the Record Date (both dates inclusive) for the purpose of the Capital Reduction.

Relevant Shareholders who hold CUFS (or SingTelAus) and who wish to convert or transfer their CUFS (or SingTelAus) to scripless Shares for credit to their Securities Accounts prior to the Books Closure Date must submit the relevant duly executed transfer forms (and, if applicable, conversion notices) **by 25 August 2006** in order for their Securities Accounts to be credited with the relevant scripless Shares prior to the Books Closure Date. CDP will not accept any conversion or transfer in respect of such CUFS (or SingTelAus) from 28 August 2006 to the Books Closure Date (both dates inclusive) for the purpose of the Capital Reduction.

(b) ***Deposit of Scrip Shares to Securities Accounts with CDP/Withdrawal of Scripless Shares from Securities Accounts with CDP***

Relevant Shareholders who hold Shares registered in their own names in the Register of Members of the Company and who wish to deposit their Shares with CDP prior to the Books Closure Date must deliver their existing share certificates in respect of their Shares, together with the duly executed instruments of transfer in favour of CDP, **by 25 August 2006** in order for their Securities Accounts to be credited with the relevant Shares prior to the Books Closure Date. CDP will not accept the old share certificates in respect of Shares for deposit from 28 August 2006 to the Books Closure Date (both dates inclusive) for the purpose of the Capital Reduction.

Relevant Shareholders who hold scripless Shares and who wish to have such scripless Shares registered in their own names in the Register of Members of the Company prior to the Books Closure Date must deliver the duly executed withdrawal forms, together with the duly executed instruments of transfer, to CDP **by 25 August 2006** in order for their Shares to be registered in the Register of Members of the Company prior to the Books Closure Date. CDP will not accept any withdrawal request in respect of such scripless Shares from 28 August 2006 to the Books Closure Date (both dates inclusive) for purposes of the Capital Reduction.

3.3 **Issue of New Share Certificates.** The following sets out the administrative procedures which the Company proposes to adopt to facilitate the issue of new share certificates arising from the Capital Reduction:

(a) The Company will cancel all old share certificates relating to the Shares in issue as at the Books Closure Date. The cancellation of the old share certificates will be made on the date on which the Capital Reduction takes effect.

(b) Upon the cancellation of the old share certificates as described in sub-paragraph (a) above, the Company will issue to the Relevant Shareholders with Shares registered in their names in the Register of Members of the Company new share certificates in respect of the number of Shares to be held by such Relevant Shareholders consequent upon the Capital Reduction.

(c) In respect of Relevant Shareholders who have deposited their old share certificates with CDP by 25 August 2006, arrangements will be made with CDP for the new share certificates in respect of the Shares attributable to such Shareholders consequent upon the Capital Reduction to be issued to CDP.

(d) In respect of (i) Relevant Shareholders with Shares standing to the credit of their Securities Accounts at the Books Closure Date, (ii) Relevant Shareholders with Group A Shares and/or ST-2 Shares held on their behalf by CPF at the Books Closure Date and (iii) Relevant Shareholders who hold CUFS at the Record Date, no further action needs to be taken as arrangements will be made by the Company with CDP for all the old share certificates issued in the name of CDP or its nominee as at the Books Closure Date or, as the case may be, Record Date to be cancelled and for the new share certificates in respect of the Shares or CUFS attributable to such Relevant Shareholders consequent upon the Capital Reduction to be issued to CDP or its nominee and deposited with CDP. New holding statements will be issued to Relevant Shareholders who hold CUFS, reflecting the number of Shares attributable to such CUFS which are cancelled pursuant to the Capital Reduction, and Relevant Shareholders will also be informed of their shareholdings, following the cancellation of their Shares pursuant to the Capital Reduction, as soon as practicable after the Books Closure Date.

(e) Upon cancellation, the old share certificates will be void and will cease to have any effect or be valid for any purpose.

(f) To facilitate the destruction of the old share certificates, Relevant Shareholders with Shares registered in their names in the Register of Members of the Company as at the Books Closure Date are encouraged to return to the share registration office of the Company, M & C Services Private Limited at 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906 (the "**Share Registration Office**"), their old share certificates in respect of such Shares.

However, whether or not the old share certificates in respect of such Shares are delivered to the Share Registration Office, the old share certificates will be cancelled and new share certificates will be issued to such Relevant Shareholders in respect of the Shares attributable to such Shareholders consequent upon the Capital Reduction. The new share certificates will be sent to them at their own risk by ordinary post within ten (10) Market Days from the Books Closure Date.

(g) Where the Shares are registered jointly in the names of several persons, the new share certificates in respect of the Shares attributable to such persons consequent upon the Capital Reduction will be sent to the person whose name stands first in the Register of Members of the Company. Relevant Shareholders with Shares registered in their names in the Register of Members of the Company who wish to record any change in their registered address should notify the Share Registration Office of such change before the Books Closure Date.

3.4 **Payment of the Cash Distribution.** Payment of the Cash Distribution pursuant to the Capital Reduction will be made in the following manner:

(a) ***Relevant Shareholders holding Scrip Shares***

Relevant Shareholders whose Shares are registered in the Register of Members of the Company as at the Books Closure Date will have the cheques for payment of their respective entitlements to the Cash Distribution under the Capital Reduction despatched to them by ordinary post at their own risk by 22 September 2006.

(b) ***Relevant Shareholders holding Scripless Shares***

Relevant Shareholders who are Depositors (other than CPF and CDN) and who have Shares standing to the credit of their Securities Accounts as at the Books Closure Date will have the cheques for payment of their respective entitlements to the Cash Distribution under the Capital Reduction despatched to them by CDP by ordinary post at their own risk by 22 September 2006. Alternatively, such Relevant Shareholders will have payment for their respective entitlements to the Cash Distribution under the Capital Reduction made in such other manner as they may have agreed with CDP for the payment of dividends or other distributions by 22 September 2006.

On or after the date on which the Capital Reduction takes effect, CDP will debit Shares from the Securities Accounts of the Depositors based on the Shares standing to the credit of the Securities Accounts of the Depositors as at the Books Closure Date. The number of Shares which will be debited from the Securities Account of each Depositor will be based on the Reduction Ratio as described in the Circular, subject to the Rounding-Up as described in the Circular.

(c) ***Relevant Shareholders holding Group A Shares and/or ST-2 Shares***

Payment will be made by CDP to CPF of the entitlements of the Relevant Shareholders who have Group A Shares and/or ST-2 Shares held on their behalf by CPF as at the Books Closure Date by 22 September 2006 in such manner as CPF may have agreed with CDP for the payment of dividends or other distributions. CPF will credit the relevant amounts directly into the respective CPF accounts of such Relevant Shareholders.

On or after the date on which the Capital Reduction takes effect, CDP will debit Shares from the Securities Account of CPF, and CPF will correspondingly reduce the number of Group A Shares and/or ST-2 Shares held on behalf of each such Relevant Shareholder, based on the Group A Shares and/or ST-2 Shares held by CPF on behalf of each such Relevant Shareholder as at the Books Closure Date. The number of Group A Shares and/or ST-2 Shares which will be reduced in respect of each such Relevant Shareholder will be based on the Reduction Ratio as described in the Circular, subject to the Rounding-Up as described in the Circular.

(d) ***Relevant Shareholders holding CUFS***

Payment will be made by CDP to CDN or its authorised nominee of the entitlements of the Relevant Shareholders who hold CUFS as at the Record Date by 22 September 2006 in such manner as CDP may have agreed with CDN or its authorised nominee for the payment of dividends or other distributions. Such Relevant Shareholders will have the cheques for payment of their respective entitlements to the Cash Distribution under the Capital Reduction despatched to them by ordinary post at their own risk. Alternatively, such Relevant Shareholders will have payment for their respective entitlements to the Cash Distribution under the Capital Reduction made in such other manner as they may have agreed with CDN or its authorised nominee for the payment of dividends or other distributions.

On or after the date on which the Capital Reduction takes effect, CDP will debit Shares from the Securities Account of CDN, and CDN or its authorised nominee will correspondingly debit the accounts of the CUFS Holders based on the CUFS standing to the credit of the accounts of the CUFS Holders as at the Record Date. The number of CUFS which will be debited from the account of each CUFS Holder will be based on the Reduction Ratio as described in the Circular, subject to the Rounding-Up as described in the Circular.

4. TRADING OF THE SHARES

4.1 **Trading of Shares on the SGX-ST**. The last date and time of "cum" trading of the Shares on the

SGX-ST is 29 August 2006 (Tuesday) at 5.00 p.m. Shareholders should note that the Shares traded from 9.00 a.m. on 30 August 2006 (Wednesday) will not be subject to the Capital Reduction and will not be entitled to the Cash Distribution pursuant to the Capital Reduction and will be traded on the basis of the number of Shares attributable to such Shareholders consequent upon the Capital Reduction taking effect. This means that, with effect from 9.00 a.m. on 30 August 2006 (Wednesday), Shareholders can only sell up to a maximum number of Shares attributable to them consequent upon the Capital Reduction taking effect, based on the number of Shares held by them as at the close of trading on 29 August 2006 (Tuesday). Purchasers of such Shares from these Shareholders after "cum" trading of the Shares ceases will not be entitled to the Cash Distribution pursuant to the Capital Reduction nor will such Shares purchased be subject to the Capital Reduction. Any sale of Shares by Shareholders at or after 9.00 a.m. on 30 August 2006 (Wednesday) of an aggregate number which is in excess of the Shares attributable to them consequent upon the Capital Reduction taking effect, based on the number of Shares held by them as at the close of trading on 29 August 2006 (Tuesday), will constitute short selling, for which the usual buying-in procedures will be applied by the SGX-ST.

The following illustrates the position of a Relevant Shareholder ("**Shareholder X**") who holds 1,430 Shares. Shareholder X who holds 1,430 Shares as at the close of trading on 29 August 2006 (Tuesday) will only be entitled to sell up to a maximum of 1,360 Shares at or after 9.00 a.m. on 30 August 2006 (Wednesday). Shareholder X will be entitled to receive a Cash Distribution S$191.80 (based on the cancellation of 70 Shares pursuant to the Capital Reduction) but the purchaser of such Shares from Shareholder X at or after 9.00 a.m. on 30 August 2006 (Wednesday) will not receive any Cash Distribution nor will such Shares

purchased be subject to the Capital Reduction. If Shareholder X sells 1,430 Shares at or after 9.00 a.m. on 30 August 2006 (Wednesday), he will be short of 70 Shares in his Securities Account on the settlement date and he will be subject to the usual buying-in procedures applied by the SGX-ST.

4.2 **Trading of CUFS on the ASX**. The last date and time of "cum" trading of the CUFS on the ASX is 25 August 2006 (Friday) at 4.00 p.m. (Sydney time). The expected commencement of deferred settlement trading of the CUFS on the ASX is 28 August 2006 (Monday) at 10.00 a.m. (Sydney time). CUFS Holders should note that CUFS traded from 10.00 a.m. (Sydney time) on 28 August 2006 (Monday) will not be subject to the Capital Reduction and will not be entitled to the Cash Distribution pursuant to the Capital Reduction and will be traded on the basis of the number of CUFS attributable to such CUFS Holders consequent upon the Capital Reduction taking effect. This means that, with effect from 10.00 a.m. (Sydney time) on 28 August 2006 (Monday), CUFS Holders can only sell up to a maximum number of CUFS attributable to them consequent upon the Capital Reduction taking effect, based on the number of CUFS held by them as at the close of trading on 25 August 2006 (Friday). Purchasers of such CUFS from these CUFS Holders during deferred settlement trading will not be entitled to the Cash Distribution pursuant to the Capital Reduction nor will such CUFS purchased be subject to the Capital Reduction. Any sale of CUFS by CUFS Holders at or after 10.00 a.m. (Sydney time) on 28 August 2006 (Monday) of an aggregate number which is in excess of the CUFS attributable to them consequent upon the Capital Reduction taking effect, based on the number of CUFS held by them as at the close of trading on 25 August 2006 (Friday), will in effect constitute short selling. (CUFS Holders should review the illustration of "Shareholder X" given in paragraph 4.1 above which would apply in much the same way to CUFS, subject to the different dates and times for the end of "cum" trading and the commencement of deferred settlement trading.)

4.3 **Odd Lots.** The Company has made special arrangements with DBS Vickers Securities (Singapore) Pte Ltd and UOB KayHian Pte Ltd (together, the "**Brokers**") to facilitate the trading of odd lots of up to 999 Shares in a single contract (the "**Odd Lots**") on the SGX-ST.

Shareholders who trade Odd Lots on the SGX-ST arising from the cancellation of their Shares pursuant to the Capital Reduction will be able to utilise these special arrangements with a view to either rounding up or down their shareholdings to multiples of board lots of 10, 100 or 1,000 Shares respectively.

During the period commencing on 30 August 2006 (the date on which the Shares will trade on an "ex" basis on the SGX-ST) to (and including) 30 September 2006, the Brokers have agreed to reduce their minimum brokerage fee for trades in such Odd Lots from S$40.00 to S$10.00 (excluding goods and services tax and SGX-ST clearing and access fees) for each contract.

Shareholders who intend to use either of the Brokers to facilitate the trading of Odd Lots should note that, if they do not have an existing account with the relevant Broker, they must apply to open such an account by visiting in person the office of the relevant Broker, details of which are set out below. All account opening applications will be subject to the standard approval criteria and procedures of the Brokers, who have the discretion to reject any such application without providing reasons.

DBS Vickers Securities (Singapore) Pte Ltd
8 Cross Street
#02-01 PWC Building
Singapore 048424
Hotline: 6533 9688

UOB KayHian Pte Ltd
80 Raffles Place
#30-01 UOB Plaza 1
Singapore 048624
Hotline: 6536 9338

5. IMPORTANT EVENTS AND DATES

Shareholders should note the following events and dates:

Event	Date
Last date and time of "cum" trading of the CUFS on the ASX	Friday, 25 August 2006 4.00 p.m. (Sydney time)
Commencement of deferred settlement trading of the CUFS on the ASX	Monday, 28 August 2006 10.00 a.m. (Sydney time)
Last date and time of "cum" trading of the Shares on the SGX-ST	Tuesday, 29 August 2006 5.00 p.m. (Singapore time)
Commencement of "ex" trading of the Shares on the SGX-ST	Wednesday, 30 August 2006 at 9.00 a.m. (Singapore time)
Books Closure Date for Shares for the Capital Reduction	Friday, 1 September 2006 at 5.00 p.m. (Singapore time)
Record Date for CUFS for the Capital Reduction	Friday, 1 September 2006
Payment Date for the Cash Distribution	Friday, 22 September 2006

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Singapore,
10 August 2006